United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 1, 2015

Fidelity National Information Services, Inc.

(Exact name of Registrant as Specified in its Charter)

1-16427

(Commission File Number)

Georgia	37-1490331
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

601 Riverside Avenue

Jacksonville, Florida 32204

(Addresses of Principal Executive Offices)

(904) 438-6000

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Term Loan Credit Agreement.

On September 1, 2015 Fidelity National Information Services, Inc. (the “Borrower”) entered into a Term Loan Credit Agreement, dated as of September 1, 2015, with Bank of America, N.A., as Administrative Agent and other financial institutions party thereto (the “Credit Agreement”).

The Credit Agreement is available for (i) one drawing to be made on the initial funding date (the “Initial Funding Date”) (x) to fund part of the consideration for the acquisition of SunGard, a Delaware corporation (the “SunGard Acquisition”), (y) to pay the costs and expenses related thereto and to the other transactions and (z) for other general corporate purposes and (ii) at the Borrower’s option, if any of the SunGard notes (the “SunGard Notes”) remain outstanding after the closing date of the SunGard Acquisition (the “SunGard Closing Date”) and the Borrower does not draw on the entire principal amount of the Credit Agreement on the Initial Funding Date, one additional drawing to be made on the final funding date (the “Final Funding Date”) solely (x) to fund any repayment of the SunGard Notes in an amount not to exceed the remaining undrawn commitments under the Credit Agreement and (y) to pay the costs and expenses related thereto and to the other transactions.

The Credit Agreement, which is unsecured, provides for a committed $1.50 billion term facility denominated in U.S. Dollars (the “Loans”) maturing three years from the Initial Funding Date (the “Maturity Date”).

Under certain circumstances, if the SunGard Notes remain in place following the SunGard Closing Date, the issuer of the SunGard Notes will provide a springing guaranty of the Credit Agreement effective on the 90th day after the SunGard Closing Date

The Borrower may not re-borrow amounts under the Loans. No payments of principal are due until the Maturity Date.

The Loans are not subject to mandatory prepayment. Voluntary prepayments of the Loans are permitted at any time without fee (other than with respect to any breakage of eurocurrency periods applicable to the Loans being prepaid that bear interest at the eurocurrency rate) upon proper notice and subject to a minimum dollar requirement.

The outstanding balance of the Loans will bear interest at a floating rate, which will be, at the Borrower’s option, either (a) the eurocurrency rate plus an applicable margin and mandatory cost or (b) a base rate plus an applicable margin. The applicable margin is subject to adjustment based on the credit rating of the Borrower.

The Credit Agreement contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on the creation of liens, limits on the incurrence of subsidiary indebtedness, restrictions on investments and dispositions, limitations on dividends and other restricted payments, a minimum interest coverage ratio and a maximum leverage ratio. Upon an event of default, and after any applicable cure period, the Administrative Agent can accelerate the maturity of the loan. Events of default include conditions customary for such an agreement, including failure to pay principal and interest in a timely manner and breach of certain covenants.

The foregoing does not constitute a complete summary of the terms of the Credit Agreement and reference is made to the complete text of the agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by this reference into this Item 1.01.

Additional Information for SunGard Stockholders

In connection with the proposed transaction, FIS currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of SunGard. FIS also plans to file other relevant materials with the SEC. STOCKHOLDERS OF SUNGARD ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS TO BE CONTAINED IN THE REGISTRATION STATEMENT AND OTHER RELEVANT MATERIALS BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of SunGard at no expense to them. The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from FIS at www.fisglobal.com or by emailing info.investorrelations@fisglobal.com. Such documents are not currently available. Investors and securityholders may also read and copy any reports, statements and other information filed by FIS with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 2.03         Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The text of Item 1.01, which describes the material terms of the Credit Agreement, is incorporated into this Item 2.03 by this reference.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

10.1	Term Loan Credit Agreement, dated as of September 1, 2015, by and among Fidelity National Information Services, Inc., each lender party thereto and Bank of America, N.A., as Administrative Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fidelity National Information Services, Inc.

Date: September 3, 2015	By:	/s/ Marc M. Mayo
	Name:	Marc M. Mayo
	Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

10.1	Term Loan Credit Agreement, dated as of September 1, 2015, by and among Fidelity National Information Services, Inc., each lender party thereto and Bank of America, N.A., as Administrative Agent